

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

<u>Via E-mail</u>
Brian Halligan
Chief Executive Officer
HubSpot, Inc.
25 First Street, 2nd Floor
Cambridge, Massachusetts 02141

> **Re:** **HubSpot, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 28, 2014**
> **CIK No. 0001404655**

Dear Mr. Halligan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the

material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphics or artwork you intend to use in your prospectus. For guidance, refer to Question 101.02 of our Compliance and Disclosure Interpretations related to Securities Act Forms.

Prospectus Summary, page 1

4.   Please review and revise your prospectus to avoid unnecessary repetition. As one example, we note that the second paragraph on page 1, the first paragraph under "Industry Background and Our Market Opportunity" on page 2, and the first paragraph on page 3 appear somewhat redundant. As a further example of redundant disclosure, we refer to the following claim that appears multiple times in the filing: "Our customers often experience significant increases in the volume of traffic to their websites, the volume of inbound leads and the rate of converting leads into customers." In addition to revising to avoid repetition, please also provide support and context for the assertion quoted in the preceding sentence.

5.   We note the claim that you have a "leading brand in [y]our industry." Please identify the specific industry to which you refer in connection with the claim of being an industry leader. Similarly, with respect to the claim that your INBOUND conference is "one of the largest events of its kind," please clarify the kind of event to which you are referring In addition, please provide support and context for the reference to your founders' book Inbound Marketing: Get Found Using Google, Social Media and Blogs as "best-selling."

6.   With respect to each third-party statement in your prospectus – such as the market data by the AMI Partners and G2Crowd referenced in your summary, and the information from Motorola Mobility, DoubleClick, and Corporate Executive Board cited in your business section – please provide us with the relevant portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports or other publications was prepared for you.

7.   In addition, please ensure that you set forth the source and publication dates of all reports cited in the prospectus. In this regard, identify the source of the January 2014 study referenced on pages 2 and 72, and clarify the date of the "recent" Motorola Mobility study cited at the top of page 71.

Our Growth Strategy

Keep Expanding Internationally, page 4

8.   You disclose here and elsewhere in the prospectus that as of December 31, 2013, 18% of your customers were located outside the United States. Please tell us what consideration you gave to augmenting this disclosure with disclosure of the percentage of your total revenues generated outside of the United States, which we note from page F-19 was only 4%.

The offering, page 7

9.   We note that you plan to effect a reverse stock split. Please confirm whether you plan to effect the reverse stock split prior to the completion of the offering. Indicate whether you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the reverse stock split. We refer you to SAB Topic 4C.

Risk Factors

Interruptions or delays in service from our third party data centers…, page 17

10.   You state here that you currently serve the majority of your platform function from third-party data center hosting facilities operated by Amazon Web Services, and you disclose in the following risk factor that a significant portion of your operating cost is from your third-party data hosting and transmission services. Please tell us what consideration you gave to filing your hosting agreement, if any, with Amazon Web Services as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

The rate of growth of our business depends on the continued participation…, page 12

11.   So that investors may better understand the extent of your reliance on your marketing agency partners, please consider disclosing here, as you have on page 74, that marketing agencies and customers referred to you by your agency partners represented 39% of your customers as of December 31, 2013. Please also tell us what consideration you gave to disclosing the percentage of your revenues that are attributable to your relationships with marketing agency partners in the aggregate.

Use of Proceeds, page 37

12.   You state that you have not quantified or allocated any specific portion of the net proceeds, or range of net proceeds, from the offering to any particular purposes. You state further that you anticipate that you will use the net proceeds for "general corporate purposes" and that you may potentially use a portion for the acquisition of complementary businesses, technologies or other assets. Notwithstanding that you have

not yet allocated any specific portions of the proceeds for any particular purposes, please consider revising to provide more meaningful disclosure regarding your anticipated use of the net proceeds for general corporate purposes and/or potential acquisitions. In this regard, for example, we note disclosure in MD&A indicating that you expect increases in your research and development, sales and marketing, and general and administrative expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 45

13.	Please consider expanding your overview to address material risks and challenges facing HubSpot and how they are addressed by management. We note in this regard your disclosures that the company has a history of net losses and that, in light of your plans for investment, you do not expect to be profitable in the near term. Please explain more specifically how the company intends to attain profitability, if ever. We note your statement on page 46 that you "plan to continue to invest in growth" and your description of the areas where you invest; to the extent that you believe such investments will position the company to become profitable, please explain how. Further, describe your plans, if any, to move toward profitability through the use of net proceeds from this offering and/or through improved operational efficiency.

14.	You disclose on page 46 that you do not believe that the change in deferred revenue is an accurate indicator of future revenue for a given period of time. Please tell us what consideration was given to discussing, and if possible quantifying, the deferred revenue change by subscription term length together with the company's backlog, in order to provide insight into your revenue trends.

Key Business Metrics, page 46

15.	You indicate a risk factor on page 5 that you are dependent upon customer renewals as well as the addition of new customers and the continued growth of the market for an inbound platform. In addition, you have only disclosed the number of customers and average subscription revenue per customer as key business metrics. Given the risk factor that is disclosed on page 5, please tell us what consideration was given to including renewal rates for subscriptions during the periods presented or retention rates (i.e., the percentage of subscribers on the last day of the prior year or quarter who remain customers on the last day of the current year or quarter). In addition, please tell us your consideration for disclosing the total number of customers at the end of each period presented with a breakdown for each period of new and existing customers. Further, please discuss any known trends relating to renewals (subscription or customer) or new customers, to the extent material. We refer you to Section III.B of SEC Release No. 33-8350.

Key Components of Consolidated Statements of Operations

Cost of Revenue and Operating Expenses

Cost of Revenue, page 47

16.   We refer to the final paragraph under this heading, in which you indicate that you expect that cost of subscription and professional services and other revenue will increase in absolute dollars as you to continue to grow your business, but that it will decrease as a percentage of revenue. You state further that you expect over time to "gain benefits of scale, resulting in improved gross margins." Please explain further your expectations in this regard, particularly as they relate to professional services, given the negative gross margins reported for this part of your business for the past three fiscal years and the disclosure that the cost of professional services relates primarily to personnel and overhead.

Results of Operations, page 49

17.   You state in the Company Overview on page 45 that your platform is a multi-tenant, single code-based and globally available software-as-a-service, or SaaS, product delivered through web browsers or mobile applications. Please tell us how you considered Item 303(a)(3)(ii) of Regulation S-K and Section V of Interpretive Release No. 33-8350, which require the disclosure of significant components of revenue and expense that are necessary in order to understand the results of operation. If such products delivered through web browsers and mobile applications are significantly contributing revenue and are impacting your revenue trends, you should discuss and analyze these delivery methods separately.

Revenue, page 50

18.   We note your risk factor on page 12 discloses that your rate of growth appears to rely on the level of agency partner participation. We also note that depending on whether you or the agency partners are considered the primary obligor for providing the subscriptions services, the associated subscription service revenue is recognized on either a gross or a net basis. Please tell us what consideration you gave to separately disclosing and discussing revenues earned on a gross basis versus a net basis.

Quarterly Results of Operations, page 56

19.   You indicate in your disclosure that a slowdown in your ability to enter into customer agreements may not be apparent in the quarterly revenue because you recognize subscription revenue over the term of the license agreement, which is typically one year but can range from one month to three years. Please tell us what consideration was given to disclosing the percentage of customers by the subscription term length together with

the quarterly revenue to provide insight into the slowdown or growth of customer agreements.

Critical Accounting Policies and Estimates

Revenue Recognition, page 59

20. We note that your BESP considers the median actual sales price of each type of subscription and training and consulting services when sold by itself. Please tell us the percentage of the stand-alone sales that have pricing within 20% of the median selling price. Indicate why you believe this percentage is sufficient to establish BESP.

Management

Compensation Committee Interlocks and Insider Participation, page 93

21. Please revise to present under this heading disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the company and compensation committee members and their affiliates. We note in this regard your disclosure beginning on page 100 regarding related party transactions with Mr. Simon and affiliates of Messrs. Bohn and Skok. Refer to Item 407(e)(4)(i)(c) of Regulation S-K. When Item 404 disclosure is required in the Interlocks section, you need not repeat the same information under "Certain Relationships and Related Transactions" and may include an appropriate cross-reference in that section to "Compensation Committee Interlocks and Insider Participation."

Certain Relationships and Related Party Transactions

Investor Rights Agreement, page 102

22. Please revise to identify the related persons who are party to the investor rights agreement, and to ensure that you have provided the disclosure called for by Item 404(a)(1) and (2) of Regulation S-K with respect to all such related persons.

Principal Stockholders, page 105

23. Footnotes 1, 2 and 12 disclaim beneficial ownership except to the extent of any pecuniary interest in the subject securities. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Please provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership, or delete the disclaimers. In that regard, we note that Item 403 of Regulation S-K requires registrants to disclose the

amount of beneficial ownership held by certain beneficial owners and management. Furthermore, Item 403 specifies that only the amount of beneficial ownership may be determined in accordance with Exchange Act Rule 13d-3, and does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4 (which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements). For further guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

24.   Please clarify who has sole or shared voting and/or dispositive power over the shares of your common stock held by entities affiliated with Charles River Ventures. In this regard, Footnote 5 states that none of the individuals identified therein "has sole voting and dispositive power" with respect to the securities, but it does not state clearly who does have voting and dispositive power.

Underwriters

Directed Share Program, page 121

25.   We note your disclosure indicating that the underwriters will reserve a to-be-specified number of shares of your common stock for issuance at the IPO price to "directors, officers, employees, business associates and related persons of [y]ours as well as certain family members of such persons." Please revise to clarify who the "related persons" are who can participate in the directed share program, and tell us what consideration you gave to providing additional disclosure regarding the program in your related party transactions disclosure pursuant to Item 404(a) of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page F-3

26.   Please tell us what consideration you gave to separately presenting items classified within your "other accrued expenses" caption for any item in excess of 5 percent of total current liabilities. We refer you to Rule 5-02(19) and (20) of Regulation S-X.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Loss Per Share, page F-10

27.   You disclose on page F-22 that certain share-based awards (i.e., RSU) provide for accelerated vesting if there is a change in control as defined in the Plan. Please tell us whether the vesting of these share-based awards has been included in the pro forma effects that would vest upon the completion of an IPO. Further, describe the vesting

terms of the service condition for RSUs. We note that footnote 10 does not disclose the condition and weighted-average period over which unrecognized compensation expense for the RSUs are expected to be recognized. We refer you to ASC 718-10-50-29(i).

Revenue Recognition, page F-13

28.   We note your disclosure on page 14 that you provide deployment services for your inbound platform. Please tell us if there are any fees associated with deploying your cloud services. If so, please explain how any deployment fees have been considered in your revenue recognition policy and multiple-element arrangements disclosures.

29.   You indicate that your customers do not have the right to take possession of the online software solution. Please explain to us whether your agency partners, like your customers, also do not have the right to take possession of the online software. If your agency partners do take possession, please explain what consideration was given in evaluating whether a service based on software is being provided under ASC 605 or whether a software is being provided under ASC 985-605.

30.   You indicate that in certain instances, your partners are considered the primary obligors for providing subscription services and at other times you are considered the primary obligor. Please tell us how the criteria of ASC 605-45 regarding principal-agent considerations was considered in your analysis.

14. Subsequent Events, page F-28

31.   You indicate that you are required to meet minimum quarterly subscription revenues that increase throughout the life of the Loan Agreement and may impact the company's ability to fund its operations. Please explain how much the minimum quarterly subscription revenues are and if you are in compliance with the requirement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or, in her absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Joseph C. Theis, Jr.
        Goodwin Procter LLP